Exhibit 2

ADB Systems International Ltd. 302 The East Mall, Suite 300 Toronto, ON M9B 6C7 Tel: 416 640-0400 / Fax: 416 640-0412 Website: www.adbsys.com (TSX: ADY; OTCBB: ADBYF)

For Immediate Release

ADB COMPLETES FUNDING ACTIVITIES; RAISES $1.2 MILLION

Toronto, ON -September 12, 2005 - ADB Systems International Ltd. (TSX: ADY; OTCBB: ADBYF), a global provider of asset lifecycle management solutions, announced today that has successfully completed its previously announced funding arrangement, securing gross proceeds of $1.2 million (CDN).

ADB raised the proceeds through the issuance of secured subordinate convertible debentures to a group of institutional and private investors, and members of ADB’s senior management and board of directors, including Chris Bulger, Duncan Copeland, Jeff Lymburner, and Jim Moskos. Approximately 10 percent of the proceeds were raised by Company insiders.

Under the terms of the private placement, the investors will be able to convert their debentures at any time during the five-year term into units priced at $0.15, with each unit consisting of one common share and one warrant. Each warrant may be exercised into one common share at the exercise price of $0.20 each at any time over the five-year term. ADB will pay debenture holders 11 percent interest per annum for unconverted debentures over the five-year term. Payment of interest to debenture holders during the first year of the financing arrangement will be made through the issuance of a number of shares of the Company equal to the interest payable divided by the 20 day weighted average trading price less permitted discount up to a maximum of 974,199 common shares. Accrued interest not satisfied by the issuance of shares will be paid in cash.

As a result of the financing arrangement, ADB will issue up to 18,467,532 common shares, including 16,000,000 common shares upon conversion of the debentures, 1,493,333 common shares upon the exercise of broker warrants, which are exercisable at $0.15 for each unit for a period up to five years, and up to 974,199 common shares in lieu of cash interest payments.

A commission of eight percent of the gross proceeds less U.S.-based investments was paid to PowerOne Capital Markets.

ADB’s board of directors, including the independent directors, considered the proposed private placement and unanimously passed a resolution approving the terms of the private placement. The insider portion to the private placement is exempt from the valuation and

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ADB completes funding activities/2

insider private placement is less than 25 percent of the market capitalization of the Company. Management felt that closing the private placement as soon as possible following its initial announcement was reasonable in the circumstances.  ADB has also received conditional approval from the TSX for its financing arrangement.

About ADB Systems International Ltd.
ADB Systems International delivers asset lifecycle management solutions that help organizations source, manage and sell assets for maximum value. ADB works with a growing number of customers and partners in a variety of sectors including oil and gas, government, healthcare, manufacturing and financial services. Current customers include BP, GE Commercial Finance, Commercial Equipment Financing, Halliburton Energy Resources, the National Health Service, permanent TSB, Talisman Energy, and Vesta Insurance.

Through its wholly owned subsidiary, ADB Systems USA Inc., ADB owns a 50 percent interest in GE Asset Manager, a joint business venture with GE Commercial Finance. ADB has offices in Toronto (Canada), Stavanger (Norway), Tampa (U.S.), Dublin (Ireland), and London (U.K.). The company's shares trade on both the Toronto Stock Exchange (TSX: ADY) and the OTC Bulletin Board (OTCBB: ADBYF).

This news release may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws. These include, among others, statements about expectations of future revenues, cash flows, and cash requirements. Forward-looking statements are subject to risks and uncertainties that may cause ADB’s ("the Company") results to differ materially from expectations. These risks include the Company’s ability to raise additional funding, develop its business-to-business sales and operations, develop appropriate strategic alliances and successful development and implementation of technology, acceptance of the Company's products and services, competitive factors, new products and technological changes, and other such risks as the Company may identify and discuss from time to time, including those risks disclosed in the Company’s Form 20-F filed with the Securities and Exchange Commission. Accordingly, there is no certainty that the Company's plans will be achieved.

Contact:
At ADB Systems International Ltd.
Joe Racanelli, Chief Marketing Officer
Tel: (416) 640-0400 ext. 273
Fax: (416) 640-0412
E-mail: jracanelli@adbsys.com